AMENDMENT TO THE PROMISSORY LEASE AGREEMENT
Among the undersigned, namely:

(i) C.I GRAMALUZ S.C.A identified with NIT NUMBER 804.017.745-1, legally represented in this act by GUILLERMO RAMIREZ CABRALES, of legal age, holder of Colombian Identification No. 5.764.410 of Socorro, who serves in this act in her capacity as legal representative, as evidenced by the Certificate of Incorporation and Legal Representation issued by the Chamber of Commerce of Bucaramanga acting as Exhibit No. 1 (the “Landlord”) and, on the other hand,

(ii)    COSECHEMOS YA S.A.S., identified with NIT NUMBER 900.969.918-1, legally represented in this act by OSCAR MAURICIO FRANCO ULLOA, of legal age, holder of Colombian Identification No. 79.596.227, who serves in this act in his capacity as legal representative, as stated in the Certificate of Incorporation and Legal Representation issued by the Chamber of Commerce of Bucaramanga, acting as Exhibit No.2 (the “Tenant”).

The Landlord the Tenant (hereinafter individually referred to as the “Party” and collectively referred to as the “Parties”), have agreed to celebrate into an amendment to the promissory lease agreement (hereinafter the “Agreement”) that shall be ruled in accordance with teh applicable legal rules and, in particular, by the following clauses and prior to the following:

CONSIDERATIONS:

1.
That on the second of May of 2018, the Parties have celebrated a lease (the “Agreement”) on 361 hectares with 6,057 square meters (the “Area”) of the property located in the village of Motoso, rural area of the municipality of Girón, Santander, identified with the real estate registration No. 300-193758 of the County Recorder´s Office of Bucaramanga and the cadastral certificate No.000000110076000 the (“Property”). The current amendment aims to clarify that any requirement or environmental regulation present on zones required by the environmental authority shall be respected and/or compensated, serving this as an explicit authorization utilizing this document, to the owner to cede and deed these strips of land in favor of the environmental entity. This shall not deteriorate the value of the lease.

2.
That under the Agreement, the Tenant shall destine the Property to labors related to cannabis cultivation with medicinal and scientific purposes and other activities of production and transformation associated to these and activities included within its business purpose.

3.
That the Parties have been engaged in negotiations and to reflect the agreements outlined in the Agreement, have decided to subscribe the present Amendment, which leads to the entire replacement of the points contained in the Agreement, which shall remain as:

4.	The Tenant has full knowledge that as of October of 2018, the property subject of this contract has had a lien by an embargo process with Bancolombia.
5.	The Tenant has full knowledge of the condition of the property, and its access roads and its internal building roads.
6.	The Tenant has full knowledge of the condition of the property, and its access roads and its internal building roads.
7.
COSECHEMOS YA SAS, has full knowledge of the existence of a pineapple crop that occupies approximately 20 hectares of the farm Cantalavieja, it is estimated that the pineapple harvest comes out once a year. CI GRAMALUZ SCA shall indemnify COSECHEMOS YA SAS, against any possible claim arising from this crop.

8.
COSECHEMOS YA SAS, has full knowledge that on the Cantalavieja farm, there are two (2) portions of land leased for the installation of two (2) antennas of the companies Sistelec, one of them works for meteorological analysis and Genesis Data. For internet purposes, CI GRAMALUZ SCA shall hold Cosechemos Ya SAS compensated from any third party claims that may arise from the existence of the mentioned antennas.

PROVISIONS

First Provision - Purpose. Under this Agreement, the Landlord promises to deliver the tenancy, as a lease to the Tenant, who in turn promises to receive the same title for their use and enjoyment, in relation to a land of approximately 361 hectares with 6,057 square meters 1,432 hectares, (the “Area”), which is located within the property in the village Motoso, rural area of the municipality of Girón, Santander, identified with the real estate registration No. 300193758 of the County Recorder´s Office of Puerto Bucaramanga and the cadastral certificate No. 000000110076000. The property is described and determined according to the sides taken from public Deed No, 0459 of the 1st of February of 2008, granted by the second (3rd) Notary of Bucaramanga (the “Property”), which are in Annex No. 3 of the present Agreement. The current amendment aims to clarify that any requirement or environmental regulation present on zones required by the environmental authority shall be respected and/or compensated, serving this as an explicit authorization by means of this document, to the owner to cede and deed these strips of land in favor of the environmental entity. This shall not deteriorate the value of the lease.

Second Provision - Destination. The Tenant is obliged to destine the Area for labors related to its business purpose, in accordance with the Certificate of Incorporation and Legal Representation issued by the Chamber of Commerce of Bucaramanga and specifically, nonetheless not being limited to: the development of agricultural and/or agro-industrial, medicinal and scientific activities, especially but nonetheless not being limited to the manufacture of cannabis derivatives for national use and scientific research, manufacture for exporting, cultivation of cannabis for medicinal and scientific purposes, of seeds for planting and the cultivation of cannabis plants, for medicinal, scientific and industrial uses and research, including the storage of inputs, derivate products, by-products, raw materials and other forms of licenses that are allowed to the Tenant in accordance with the current legislations and the competent Colombian authorities, including Law 1787 of 2016, Decree 613 of 2017 and Resolution 780 of 2016, Resolution 2891 of 2017 and Resolution 2898 of 2017 issued by the Ministry of Health and Social Protection, Resolution 3168 of 2015 issued by the Colombian Agricultural Institute, and other regulations currently in force issued by the competent authorities and those issued after the signing of the present document.

Paragraph. By virtue of this Agreement, the Landlord, as owner of the Property, expressly authorizes the Tenant, to make use of the Area for the implementation, development and cultivation of cannabis plants for medicinal and scientific uses as well as other agricultural and/or agro-industrial purposes directly or indirectly related to said activities, in accordance with the provision of the licenses granted by the competent authorities to the Tenant, including the production of seeds authorized or registered within the Colombian Agricultural Institute which are annexed to the present Agreement.

Third Provision - Price. The value of the Area´s monthly rental fee (the “Fee”) shall be:

(a)	Ten million Colombian pesos (COP $10.000.000) plus VAT, which shall be in force from September 19th, 2019 until February 29th, 2020.
(b)
Twenty million Colombian pesos (COP $20.000.000) plus VAT, which shall be in force from March 1st, 2020. Upon expiration of the first year of the Agreement, the Fee shall be increased automatically without the need for any requirement between the Parties, in a proportion equal to the consumer Price index (CPI) increase, this being certified by the DANE for the 12 months immediately prior to the date in which readjustments are to be made.

The Tenant is obliged to top at the Fee within ten (10) business days following the date of receipt of the invoice sent by the Landlord, as referred to in the first paragraph of this clause.

First Paragraph. Invoice Radication. The Landlord shall file a monthly electronic invoice for the fee's collection at the following e-mail address: cosechemosya@gmail.com dlopez@fmresources.ca, within the first five (5) business of each month.

Second Paragraph. Form of Payment. The Tenant shall pay the Fee in favor of CI GRAMALUZ SCA, in the current account No. 487-00555-5 of the ITAU Bank. The bank account change to make effective the fee consignation shall be informed utilizing notification.

Third Paragraph. Grace period. The Landlord shall grant in favor of the Tenant a grace period until the thirty-first of August of two-thousand-nineteen (2019), period in which the fee shall not be caused in favor of the Landlord, nonetheless the mentioned Party shall be held responsible for the payment of the corresponding public services, as well as the agreement that the first rent will accrue from September 1st, 2019, date from which the Landlord shall have five (5) business days to file the first invoice.

Fourth Provision – Duration of the Agreement. The present Agreement shall have an initial duration of five (5) years, as of the 1st OF SEPTEMBER OF 2019.

Sixth Provision – Delivery. The Landlord delivered the Area to the Tenant on May 2nd, 2018, along with all its annexes, improvements, uses, and customs, without prejudice to the grace period that may have been agreed upon by the parties provided in the fourth Paragraph of the Third Provision. In the state in which the Tenant received it.

Seventh Provision – Obligations of the Landlord. The following are the stipulated obligations of the Landlord, without prejudice to those imposed by law:

(a)	To allow the peaceful use and enjoyment of the Area.
(b)	To release the Tenant from any disturbance in the normal and full enjoyment of the Area.
(c)	To receive the payment of the fee.
(d)	To file the corresponding invoice to the collection of the fees within the first 5 business days of each month.

(e)
To assume the payment of the Property´s tax obligations, specifically those that correspond to property taxes, valuation contributions, and overall, any tax or tribute levied on the Property, for which the Tenant may demand verification of said payments under the applicable legislation.

(f)
To allow the Tenant, with prior express written authorization, to make improvements and adjustments in the Area for its adaptation and use, under the Agreement Provisions. To allow the Tenant to make improvements and adaptations in the Area for its use under the provisions determined in the Agreement, said expenses should fall under the Tenant responsibility, and if the withdrawing of the improvements causes any deterioration to the Property, these shall not be withdrawn. The tenant shall not intervene in any way among the areas currently purposed for pineapple, avocado, lemon, and tangerine harvests. The Tenant shall respect these areas with their respective crops. Said areas may be intervened after previous stipulated agreements with the Landlord.

(g)	To carry out all the necessary acts for the Tenant to have a peaceful tenancy of the Property.
(h)	To receive the Area upon termination of the Agreement, as determined in the mentioned.
(i)	To notify the Tenant before entering into any legal business involving the Property.
(j)	All other law provisions as well as those stipulated on this Agreement.

Eighth Provision – Obligations of the Landlord. The following are the stipulated obligations of the Tenant, without prejudice to those imposed by law:

(a)	To pay the Fee under the provisions of this Agreement.
(b)	To use and enjoy the Area under this Agreement, showing respect to the areas with current pineapple, lemon, tangerine and avocado harvests.
(c)	To restitute the property and/or Areas at the termination of the Agreement.
(d)	To maintain good relations, peaceful and respectful coexistence with the personnel and other people who are in the Cantalavieja estate.
(e)	To comply with the farm’s biosecurity standards.
(f)	To pay for the respective public services of the farm.
(g)
To provide the Landlord with copies of the licenses permits and other required authorizations by different entities regarding the development of the business purpose activity carried out on the leased property.

(h)	To watch over and care for the conservation and security of the farm and of those who are on it.
(i)
The Tenant shall be liable for all provisions assumed on this Agreement, as well as those imposed by the applicable law, not being limited to the agreed initial term but also during tacit carryovers and written renewals, until the date of restitution of the property to the Landlord. It shall not keep or allow the storage within the Property of explosive substances or those detrimental to safety, conservation, and hygiene, as well as those that in any way may be qualified as illicit.

(j)	All other law provisions as well as those stipulated on this Agreement.

Ninth Provision - Sanitation. The Tenant undertakes to go out to the Tenant’s sanitation in the events of encumbrances and redhibitory vices that affect the agreed use of the Area.

Tenth Provision – Local Repairs. The Tenant shall be in charge of carrying out the local repairs in the Area under the terms of article 1985 of the Colombian Civil Code.

Eleventh Clause – Public Services. From commencement and up to the restitution date, the Tenant shall be obliged to pay for the public services regarding energy, telephone lines, aqueduct, and sewerage, and garbage collection. If, as a consequence of not timely payment of public services, the respective companies suspend them, withdraw the meter or telephone lines, the Tenant shall charged with the late payment penalties interests, penalties, and expenses that demand reconnection. The Tenant may, without any limitation, install its telephone line(s), power transformers, and water suction pumps, which may be withdrawn upon the termination of the Agreement.

Paragraph. The Landlord shall cooperate as the owner of the Property through authorizations to carry out the claims and formalities required for restoring the service or adequately provided by the respective companies.

Twelfth Provision – Lease Transfer. The assignment of the contractual position of either of the parties or any of the rights arising from the present Agreement shall require the express, prior and written consent of the other Party.

Thirteenth Provision - Sublease. In the event that the Tenant tends to sublet partially or wholly the Area to a third party other than those mentioned above, it shall be done under the provisions of article 523 of the Commercial Code.

Fourteenth Provision – Area Restitution. For the restitution of the Area, once the Agreement is terminated or any of its extensions or carryovers, the Landlord shall send a written notice to the Tenant specifying the date and time for its delivery. The Tenant shall place the Area at the disposal of the Landlord, in the condition in which it was received, with no wear and tear other than the normal due to its use, it shall be free of all occupants in any capacity and the keys shall be handed over along with receipts proof of the payment of public services, until the last day on which the Area was physically occupied, on the business day following the expiration of the respective period. Any improvement introduced by the Tenant may, at his sole discretion, be withdrawn, or maybe left to the benefit of the Area, in which case it shall not be entitled to any consideration for such improvements. The expenses incurred by the Tenant that were originated as a result of or on the occasion of the restitution of the Area, shall be of its exclusive charge and cost.

If the Landlord does not notify the date and time of delivery of the Area within five (5) calendar days following the effective termination of the Agreement, the Tenant shall be responsible for sending notice to the Landlord indicating said time.

If the Landlord fails to return the Area on the stipulated date by the Tenant or refuses to receive, such circumstance shall be recorded in the restitution act. In this case, the Tenant shall provisionally deliver the Area under Article 24 of Law 820 of 2003.

Fifteenth – Agreement Termination. The Parties may terminate the present Agreement without being subject of any indemnity, when any of the following events occurs, in addition to those established by this Agreement and imposed by Law:

(a)	Termination by either Party

i.	Damage or destruction of the Area and/or Property, when said damage or destruction is of such magnitude as to prevent the normal use and enjoyment of the Tenant.
ii.	By dissolution or declaration of compulsory liquidation of any of the Parties.
iii.
By judicial conviction or inclusion of the Parties and/or any of their administrators in the Specially Designated Nationals and Blocked Persons List, issued by the Office of Foreign Assets Control of the United States Department of Treasury (“OFAC”) and/or in any similar list issued by the OFAC or any similar entity, in accordance with any authorization, executive order or regulation.

iv.	The expiry of the term of the Agreement, its carryovers, or renewals.
v.	The mutual agreement between the Parties, which must be in written form.
vi.	The breach of any of the provisions set forth in the present Agreement.

(b)	Termination by the Tenant
i.
The impossibility of using the Area for the purposes agreed upon this Agreement, due to the urban planning and use regulations in force or that shall be governed in the future by judicial rulings, administrative or policy decisions that so order.

ii.	By revocation, denial, or termination of the required licenses or permits for the operation of the activities to which the Area shall be assigned.
iii.	If the Tenant fails to make the necessary repairs to the purpose of this Agreement, and this failure causes damage to the Landlord.

(c)	Termination by the Landlord
i.	By failure or delay greater than four (4) consecutive months in the payment of the established Fee.
ii.	If the Tenant destines the Area to a different purpose other than the one established in the present Agreement.
Sixteenth Provision – Early Termination. In the event that the Tenant terminates this agreement in advance and without just cause and at any time, he shall give six (6) months’ notice prior to the effective date intended as termination of the Agreement and shall be obliged only to pay to the Landlord, an amount of money equivalent to two current fees at the date of termination. Paragraph: If the Tenant early terminates the Agreement on the terms outlined in this Provision, there shall be no application of the Penalty Provision or collection of any additional sums on any title.

Seventeenth Provision – Penalty Provision. The gross breach of the obligations outlined in this Agreement for the Parties shall give rise to the payment of a penalty equivalent to three leasing fees.

The Parties recognize the executive merit of this provision to enforceably collect any sum of money owed by the non-performing Party to the performing Party in connection with the object and obligations of the Agreement.

It shall be understood in any case, that the Penal Provision is of a sanctioning nature, wherefore, this Provision does not extinguish the obligation to comply with any of the obligations agreed in this Agreement, and it shall not make it impossible for the affected Party, in the event of a breach, to request the damages caused by the same, that is to say, the Party that has fulfilled its obligations may request both the payment of the penalty and the compensation for the pertinent damages, including, among others, the payment of the lease fees that are missing until the termination date of the Agreement or its extensions or renewals agreed in Fifth Provision of this Agreement, for the value that would correspond to the sowing of half of the hectares that make up the Area. The Parties expressly waive any private or judicial requirement to constitute arrears in the payment of this or any other obligation arising under the Agreement.

Paragraph. The breach referred to in this Provision must be classified, that is to say, gross and preventing the performance of the Agreement or making its performance more onerous or difficult. The Performing Party shall classify the severity of the breach.

Eighteenth Provision– Statements and warranties. The Landlord represents and warrants to the Tenant:

(a)	That he is a legal entity legally established under the laws of the Republic of Colombia.

(b)
That, for the celebration and the fulfillment of this Agreement, they have all the corporate and legal authorizations and faculties and have taken all the necessary corporate actions, including the authorizations of the respective corporate bodies, to be able to celebrate and perform this Agreement.

(c)
That the effectiveness, enforceability, subscription, celebration, and/or performance of this Agreement does not require the granting of approval, consent, permission, order, license, authorization, declaration, presentation, or report from any person.

(d)
That the information provided to the Tenant is truthful, complete, accurate, up to date, verifiable, and comprehensible. Likewise, the information to be provided to the Tenant in the performance of the Contract shall be truthful, complete, accurate, up to date, verifiable and comprehensible.

(e)	That the Contract has been duly celebrated and subscribed and constitutes a source of legal, valid, binding and enforceable obligations under its regulations.

(f)
That, in addition to the executive attachment that falls on the Property, and which is recorded in notation 008 of the ninth (9) of October 2018 of the property registration number folio, to date he/she is not aware of any situation that limits or threatens to limit or restrict the use, enjoyment and disposition of the Property or the Area, including threats of a civil nature to the ownership, possession or free disposition, nor has he/she been notified of or identified any circumstance of a regulatory, urban, environmental or health nature that could affect the development of the object of this Agreement.

(g)
That the Property, at the date of subscription of this Agreement, is up to date in the payment of all taxes such as property tax, valuation charge, and in general, other concepts related to the maintenance of the Property.

(h)
That he/she is solely and exclusively responsible for any possible complaint regarding the right to and/or ownership of the Property, in this sense, it releases in a long-term the Tenant from all liability for judicial and / or extrajudicial complaints that may arise against the Tenant.

Nineteenth Provision – Indemnity. The Landlord shall indemnify the Tenant from and against any action, complaint, suit, loss, liability, damage, costs and/or expenses that the Tenant may suffer as a result of any breach of any nature of the obligations under this Agreement, or any judicial or extrajudicial claim by reason of acts or obligations that are his/her responsibility under this Agreement or relating to the Property. Especially regarding the process by which executive attachment was decreed as a precautionary measure that falls on the property, and which is recorded in notation 008 of the ninth (9) of October 2018 of the property registration number folio. Likewise, the landlord shall be indemnified by the tenant for and against any action, complaint, suit, loss, liability, damage, costs and/or expenses that may be suffered as a result of the execution of their activities in this lease contract.

First Paragraph. The Landlord agrees to defend the Tenant from all claims, judicial or extrajudicial, for the preceding reasons, arising out of the performance of this Agreement and to acknowledge the costs associated with such defense, including attorneys' fees.

Twentieth Provision – Authorization for the execution of future legal transactions. The Tenant to celebrate legal transactions involving the property, such as, but not limited to, constituting a guarantee, entering into purchase and sale agreements or purchase and sale promissory agreements, entering into new lease agreements, or subjecting the Property to easements.

Twentieth First Provision – Condition Subsequent. The Tenant must sign and submit to the Landlord a title research study on the Property within three months of the Start Date. If this study is unfavorable, the Tenant may terminate the Agreement, without there being any payment in favor of the Landlord.

The title research study shall constitute an integral part of this Agreement and shall be included in Exhibit No. 5.

Twenty-second Provision- Abandonment. In the event of a proven and total abandonment of the Area for more than sixty (60) business days, the Tenant expressly authorizes the Landlord to enter the Area and recover his/her custody, with the only requirement of the presence of two (2) witnesses, in an attempt to avoid the deterioration or dismantling of the Area, provided that the Area remains abandoned or uninhabited for the same term, and that the exposure to the risk resulting from the abandonment is such that it threatens the physical integrity of the property or the security of the neighborhood.

Twenty-third Provision- Preemptive Right. The Landlord shall grant the Tenant a preemptive right over the Property and/or Area, which shall be executed under the provisions of this provision, during the term of this Agreement and its extensions. In the event that the Landlord receives a formal offer to purchase from a third party other than a related party, affiliate or subordinate of the Landlord involving the Area, and that the Landlord has an interest in accepting, he/she shall notify the Tenant in writing of the conditions offered by the interested third party.

The Tenant shall have a period of fifteen (15) business days from the date of receipt of the written notice by the Landlord to express its interest by written notice. If the Tenant does not express his/her interest or his/her response is negative, the Landlord may freely celebrate the purchase and sale agreement with the interested third party under the same conditions offered to the Tenant. If the sale and purchase with the third party fail, the preemptive right shall remain effective. If a third party acquires the Property and/or the Area, the Landlord must guarantee that the latter will accept and respect the Contract.

In the event that the formal purchase offer is made by a related party, affiliate or subordinate of the Landlord (the "Affiliate"), the purchase may only be made with the prior written authorization of the Tenant, and the Landlord shall guarantee the assignment of the Contract to the Affiliate on the same terms and conditions set forth in the Contract.

Without prejudice to the foregoing, the Landlord must obtain the authorization referred to in Clause Twentieth of this Agreement to enter into sales contracts with third parties.

 Paragraph. If the Tenant expresses an interest in the terms outlined in this Provision, the procedure outlined in Clause Twenty-Four of this Agreement shall be followed for purposes of carrying out the corresponding Appraisal and Transfer process.

Twenty-Fourth Provision– Purchase Option. The Tenant shall have the option to purchase the Leased Property (the "Purchase Option"), for himself, or the third parties indicated by him, the Purchase Option shall be governed by the rules as follows:
i.
The purchase and sale price shall be that agreed-upon corporate appraisal carried out by the Lonja de Propiedad Raíz of Bogotá, which shall be contracted by the Tenant within six (6) months following the Starting Date, and shall be indexed to the date on which the notification of the intention to purchase the Property is made, increasing in a proportional manner equal to that of the Consumer Price Index.

This appraisal shall become an integral part of this Agreement and shall be included in Exhibit No. 4.

ii.
The Purchase Option may be exercised in whole by the Tenant, at any time during the Term of the Contract, contemplated in the Fourth Provision of this Agreement, excluding its extensions (the "Term of the effectiveness of the Option ").

iii.
The Tenant, at any time during the Term of Effectiveness of the Option to Purchase, must communicate in writing to the Landlord, the will to exercise the Option to Purchase, indicating in such communication the documents required for the performance of due diligence on the Leased Property (the "Due Diligence Documents"), which will be, but not limited to, registered public deeds on the Property, proof of payment of trade taxes, building permits, information on disputes, precautionary measures, liens or encumbrances on the Leased Property, among other documents of a similar nature.

iv.
The Landlord shall, within thirty (30) business days of receiving the notice, forward the Due Diligence Documents to the Tenant. Once the Due Diligence Documents have been received, the Tenant shall have a term of sixty (60) business days to carry out the due diligence process of the Property.

v.
Once the legal, due diligence process of the Properties has been satisfactorily completed, at the discretion of the Tenant, the Parties, within fifteen (15) business days following the expiration of the period for carrying out the due diligence process, shall sign the promissory Sale and Purchase Agreement in which the method of payment of the Sale and Purchase Price, and other conditions for executing the purchase and sale agreement on the Property shall be specified.

vi.
With a prior written agreement, the Parties may grant the public deed of sale and Purchase or the document through which the sale of the Properties is understood to be executed, without the need to exhaust the subscription stage of the Promissory Sale and Purchase Agreement.

The Landlord shall be obliged to sell to the Tenant, the total property of the Area object of the present Agreement, in case he notifies his/her intention to make this purchase. For these purposes, the Tenant may communicate this decision, at the latest, one month before the maximum date foreseen for the duration of this Agreement.

Twenty-fifth Provision– Encumbrance Settlement.  The Landlord must communicate to the Tenant, within fifteen (15) business days following the Start Date, the value of the debt corresponding to the Executive Attachment decreed as a precautionary measure that falls on the property, and which is recorded in notation 008 of the ninth (9) of October 2018 of the property registration number folio. The Landlord must pay this debt, within the following 24 months from the Starting Date.

Twenty-sixth Provision – Payment of the credit. Without prejudice to the provisions of Clause Twenty-Fourth of this Agreement, within 12 months of obtaining the results of both the securities study described in Clause Twenty-First and the appraisal referred to in Clause Twenty-Four of this Agreement, the tenant shall be able to make the payment of the obligation that as guarantor the landlord currently has with Bancolombia, by means of a loan, granted to CI GRAMALUZ SCA, for a previously agreed value, which shall be backed by means of a mortgage in favor of the tenant and/or whoever this defines, in the meantime the tenant decides if he exercises his right to purchase option on the property object of this contract.

The interest generated by this loan shall be mutually agreed and said value may be discounted by the tenant from the value of the lease and in no case may it exceed the nominal interest established by the Banco de la República.

Twenty-seventh Provision - Notices. Any notice or other required or permitted communication under this Agreement must be in writing and must be personally delivered or transmitted by fax or electronic mail or sent by courier to the specified counterparty at the following address:

Landlord: CARRERA 35A NO. 46-04 BUCARAMANGA

Tenant: CARRERA 25 NO. 29-87 FLORIDABLANCA

Either Party may change their address for this Agreement by informing the new address by written notice to the other Party in the manner aforementioned. Any notice given pursuant to the foregoing shall be deemed to be delivered upon personal delivery, if so sent, upon receipt of confirmation, if sent by fax or e-mail, or on the 5th day of dispatch by specialized mail or Courier, if sent by mail, but if delivered in a manner different from that set forth above, such notice shall be deemed to be delivered when it is effectively received.

In the case of receiving two (2) or more adversarial notices, the one with the most recent date will always prevail.

Twenty-eighth Provision – Amendment. This instrument contains the entire agreement between the Parties regarding the subject matter hereof and supersedes any other agreement or negotiation, written or oral, which the parties may have celebrated before this contract. No amendment to the Agreement shall be deemed effective unless agreed to in writing.

Likewise, any amendment to the provisions of this instrument must be included in writing and duly signed by the authorized representatives of the Parties, without any Party being able to invoke any agreement or oral commitment of any kind that modifies, extends or renews the terms and content of the provisions of this agreement.

Twenty-ninth Provision – Expenses. The Parties shall bear any expenses incurred in the notarization of this Agreement in equal proportions.

Thirtieth Provision: Any controversy or difference related to this agreement to this agreement, its execution and liquidation will have to be solved by means of direct and cordial agreement between the parties, if after thirty (30) business days the difference persists, the parties will have to go to the Centro de conciliación empresarial de la superintendencia de sociedades de Bucaramanga.

Thirty-first Provision- Exhibits.

No.	Description
Exhibit 1	Landlord Legal Representation Instruments
Exhibit 2	Tenant Legal Representation Instruments
Exhibit 3	Area plan
Exhibit 4	Corporate appraisal carried out by the Lonja de Propiedad Raíz of Bogotá
Exhibit 5	Title research study

For the record, this document is signed by the Parties in the city of Bucaramanga on the first (01st) day of September 2019. (The “Date Signed”)

LANDLORD	TENANT
(signed) “Guillermo Ramirez Cabrales”	(signed) “Oscar Mauricio Franco”
CI GRAMALUZ SCA	COSECHEMOS YA
TIN 804.017.745-1	TIN 900.969.918-1,
GUILLERMO RAMIREZ CABRALES	OSCAR MAURICIO FRANCO
ID NO. 5.764.410 Legal Rep.	ID NO. 79.596.227 Legal Rep.